UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

NOTICE OF NON-COMMENCEMENT OF THE

EXTRAORDINARY GENERAL MEETING

(called for September 17, 2020)

1.       Date, time and place: On September 17, 2020, at 11 a.m., at the headquarters of Oi S.A. – In Judicial Reorganization (the “Company”), at Rua do Lavradio, 71, downtown, City of Rio de Janeiro, Rio de Janeiro State.

2.       Agenda: (i) Amendment of Article 64 of the Company’s By-laws; and (ii) Reelection of the current members of the Company’s Board of Directors to serve a new term until the Annual Shareholders’ Meeting to approve the financial statements for the fiscal year ended December 31, 2020.

3.       Call Notice: The call notice was published in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro), Section V, in the editions dated August 18, 2020, pages 6 and 7; August 19, 2020, pages 18 and 19; and August 20, 2020, page 8, and in the newspaper Valor Econômico – National Edition, in the editions dated August 18, 2020, page C5; August 19, 2020, page A13; and August 20, 2020, page C3, pursuant to the caption and Paragraph 1 of Article 124 of Law No. 6,404/76.

3.1.       All documents and information related to the Agenda were made available to the shareholders on August 18, 2020, in accordance with CVM Instruction No. 481/09 (“CVM Instruction 481”).

4.       Presiding Board: Eleazar de Carvalho Filho – Chairman

Rafael Padilha Calábria – Secretary

5.        Attendance: Shareholders representing 35.57% of the Company’s capital stock were present at the Company’s headquarters or exercised their right to attend the meeting remotely, as provided for under the Article 121, sole paragraph, of Law No. 6,404/76 and CVM Instruction 481, as demonstrated by (i) the signatures in the “Shareholders’ Attendance Book” and (ii) the valid distance voting ballots received through the B3 Central Depository, by the depository bank or directly by the Company, pursuant to CVM Instruction 481, in accordance with the voting maps disclosed by the Company on September 15 and September 16, 2020. Also present were Mr. Eleazar de Carvalho Filho, Chairman of the Company’s Board of Directors; Mr. Rodrigo Modesto de Abreu, Chief Executive Officer; Mr. Antonio Reinaldo Rabelo, Chief Legal Officer; Mr. José Cláudio Moreira Gonçalves, Officer; Mr. Arthur José Lavatori Correa, Legal Director of Corporate Law and Securities; as well as Ms. Daniela Maluf Pfeiffer, member of the Fiscal Council .

6.       Notice of Non-Commencement of the Extraordinary General Meeting: Considering (a) the failure to convene shareholders representing a minimum of 2/3 (two thirds) of the capital stock with voting rights at the Meeting, which is the quorum required to amend the by-laws, as set forth in item (i) of the Agenda, pursuant to Article 135 of Law No. 6,404/76; and (b) that the election of the members of the Company’s Board of Directors to serve a new term until the Annual Shareholders’ Meeting resolving on the financial statements for the fiscal year ended December 31, 2020 as set forth in item (ii) of the Agenda is related to and dependent upon the amendment of the by-laws to allow for this transitory rule, the Meeting was not called to order. The Company’s management will publish, in the coming days, a notice including information about the resolution for the election of members of the Company’s Board of Directors to serve a new term.

Rio de Janeiro, September 17, 2020.

Eleazar de Carvalho Filho Chairman	Rafael Padilha Calábria Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer